Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Toys “R” Us Property Company I, LLC

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-164018 of our report dated April 30, 2010 relating to the consolidated balance sheets of Toys “R” Us Property Company I, LLC (formerly known as TRU 2005 RE Holding Co. I, LLC) (the “Company”) as of January 30, 2010 and January 31, 2009, the related consolidated statements of operations, cash flows, and changes in member’s capital (deficit) for each of the three fiscal years in the period ended January 30, 2010, and the related financial statement schedule, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the headings “Selected Historical Consolidated Financial Data of the Company” and “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

May 12, 2010